SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

Venture Lending & Leasing VI, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

None
(CUSIP Number)

Siguler Guff Advisers, LLC	Ropes & Gray LLP
825 Third Avenue, 29th Floor	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Donald Spencer	Attn: Michael G. Doherty, Esq.
Tel: (212) 332-5105	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 2 of 5 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SIGULER GUFF ADVISERS, LLC EIN No.: 133855629
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,614
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 23,614
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,614
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.614%
14.		TYPE OF REPORTING PERSON IA

 Page 3 of 5 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS GEORGE W. SIGULER EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,360
	8.	SHARED VOTING POWER 23,614
	9.	SOLE DISPOSITIVE POWER 1,360
	10.	SHARED DISPOSITIVE POWER 23,614
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,974
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.974%
14.		TYPE OF REPORTING PERSON IN

 Page 4 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 9, 2010 (the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following thereto:

On July 30, 2010 Siguler Guff invested an additional $24,425,000 of funds under management in the Company.  As a result, Siguler Guff may be deemed to beneficially own, in the aggregate, 23.614% of the outstanding membership interests of Venture Lending & Leasing VI, LLC (the “Company”).  The Company owns all 100,000 outstanding shares of the Common Stock of the Issuer.  As a result, Siguler Guff may be deemed to beneficially own 23,614 shares (or 23.614%) of the Common Stock of the Issuer (an additional 2,642 shares). The ultimate source of funds for the July 30, 2010 acquisition was capital contributions from the partners and members of the funds and accounts managed by Siguler Guff.

Item 5.     Interest in Securities of the Issuer.

Item 5(a)-(b) is hereby amended and restated in its entirety to read as follows:

(a)-(b) The Reporting Persons may be deemed to beneficially own, in the aggregate, 24.974% of the outstanding membership interests of Venture Lending & Leasing VI, LLC (the “Company”), which owns all of the outstanding shares of the Common Stock of the Issuer (100,000 shares of Common Stock outstanding).  The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer.  As a result, the Reporting Persons may be deemed to beneficially own 24,974 shares (or 24.974%) of the outstanding shares of Common Stock of the Issuer. The Reporting Persons disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.

Item 5(c) is hereby amended and restated in its entirety to read as follows:

(c) Other than as described in this Amendment, the Reporting Persons have not effected any transactions in the Common Stock since the last filing of Schedule 13D.  By virtue of the increase in the total outstanding membership interests in the Company, Siguler's ownership percentage in the Company decreased to 1.360%, resulting in a decrease in the number of shares of Common Stock he may be deemed to beneficially own from 1,864 shares as reported in the last filing of Schedule 13D to 1,360 shares as of July 30, 2010.

 Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2010

SIGULER GUFF ADVISERS, LLC

By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director

/s/ George W. Siguler
George W. Siguler